THE LEBRECHT GROUP
A PROFESSIONAL LAW CORPORATION
Brian A. Lebrecht, Esq.	Craig V. Butler, Esq. *
Edward H. Weaver, Esq.**
Admitted only in California*
Admitted only in Utah**

September 12, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Mail Stop 6010
Attn: Angela J. Crane

Re:         Gateway International Holdings, Inc.
Amendment No. 2 to Registration Statement on Form 10
Filed August 25, 2008
File No. 0-53265

Dear Ms. Crane:

We herein provide the following responses to your comment letter dated September 10, 2008, regarding the above-listed form for Gateway International Holdings, Inc. (the “Company”). I have summarized your comments in bold followed by the Company’s response. The Company will be filing a first amended Registration Statement on Form 10/A to address the comments (the “Amended Filing”).

Financial Statements, page F-1

Note 15. Income Tax page F-21

1.
Please refer to prior comment 12. We note from your response that your financial projections for the year ended June 30, 2008 include the generation of profit before income taxes which were in excess of the 2007 amount of $1,170,452. It is based on these results management concluded its ability to utilize remaining NOLs were more likely than not. We note, however, that for the nine months ended March 31, 2008, you reported a loss before income taxes of $(446,679). Based on your nine months results, please tell us if you continue to believe you will meet your projections for the year ended June 30, 2008 and if not, how that changes your conclusion.

IRVINE OFFICE:		SALT LAKE CITY OFFICE:

9900 RESEARCH DRIVE		406 W. SOUTH JORDAN PARKWAY
IRVINE		SUITE 160
CALIFORNIA • 92618		SOUTH JORDAN
UTAH • 84095
(949) 635-1240 • FAX (949) 635-1244	www.thelebrechtgroup.com	(801) 983-4948 • FAX (801) 983-4958

Angela J. Crane
September 12, 2008

Based on the analysis of the nine-month operating results and the non-recurring nature of certain operating expenses incurred during this period, together with the historical income from continuing operations of approximately $1.5 million generated during fiscal 2007, management continues to believe the Company will be able to utilize substantially all of its NOLS which are not subject to limitation, during fiscal 2008. In addition, based on the Company’s financial projections for 2009 and beyond, the full utilization of available NOLs is expected. As a result, a valuation allowance is not deemed required.

The following is a summary of the preliminary unaudited financial performance we considered in determining whether our deferred tax assets are likely to be realized by Gateway. During the first nine months of fiscal 2008, the Company did not meet its internal financial projections; however, we expect to generate pre-tax income of approximately $170,000 for fiscal 2008. Revenues and gross margins are expected to increase by 18% (or $2.9 million) and 14% ($0.6 million, respectively in fiscal 2008 from 2007 figures). The projected shortfall in operating income is attributable to higher than expected operating expenses, including (1) non-recurring professional fees ($0.3 million primarily for legal and accounting), (2) increase in compensation costs ($0.4 million) due to our acquisition of CNC Repos, Inc., and the payment of bonuses during the second quarter of fiscal 2008, (3) settlement of litigation and disputed amount ($0.2 million), and (4) an impairment charge ($0.1 million).

2.	In this regard, please tell us why you believe income in 2007 and your anticipated income in 2008 represent a “strong earnings history” as discussed in paragraph 24 of SFAS 109.

FASB No 109, paragraph 24 provides examples of positive evidence that might support a conclusion that a valuation allowance is not needed when there is negative evidence. One example includes “a strong earnings history” which is considered as an indicator, but not a prerequisite for determining whether deferred tax assets should be reserved. The Company’s analysis of its earnings history, as described in Comment No. 1 supports its position a valuation allowance is not necessary. The Company’s conclusion is supported by paragraph 23 of FASB No. 109 which provides negative evidence, some of which are not present, including a history of NOLs expiring prior to being utilized. Specifically, the Company’s utilized $2,153,811 of $2,984,819 of NOLs in fiscal 2007, and $113,000 projected for fiscal 2008.

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Angela J. Crane
September 12, 2008

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler

Craig V. Butler, Esq.